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                      October 27, 2023

       Marshini Moodley
       President and Chief Executive Officer
       Rayont Inc.
       228 Hamilton Avenue, 3rd Floor
       Palo Alto, CA 94301

                                                        Re: Rayont Inc.
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2022
                                                            Filed December 29,
2022
                                                            File No. 000-56020

       Dear Marshini Moodley:

              We issued comments on the above captioned filing on June 6. 2023. On October 5,
       2023, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

               Please contact Kristin Lochhead at 202-551-3664 or Brian Cascio, Accounting Branch
       Chief, at 202-551-3676 with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Industrial Applications and

                      Services